Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 5, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 13, 2025, The Nasdaq Stock Market (the "Exchange") received from Tidal Trust II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Defiance Daily Target 2X Short PLTR ETF


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

The Nasdaq Stock Market LLC, 1100 New York Ave. NW, Suite 310E, Washington, DC 20005